On May 6, 2015, a Special Meeting of Shareholders of the Toreador Core Fund (the “Existing Fund”) was held at 10:00 a.m. Eastern Time at 2960 N. Meridian Street, Suite 300, Indianapolis, Indiana 46208, for the purpose of reorganizing the Existing Fund into an identically-named, newly created series of World Funds Trust.

Below are the voting results from the Special Meeting:

	For	Against	Abstain
To approve the Agreement and Plan of Reorganization	5,456,843	1,264	58,574